Exhibit 99.1

ZOOZ Power Appoints Erez Zimerman as New CEO

Tel Aviv, August 12, 2024 – ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), the leading provider of Flywheel-based power boosting and power management solutions enabling ultra-fast multi-port EV charging, announced today the appointment of Erez Zimerman as its new Chief Executive Officer. Erez is expected to start on September 17th, 2024.

With a distinguished career spanning hardware, software, and chemistry, Erez Zimerman brings a wealth of experience and a proven track record of driving company turnarounds, leading successful IPOs and acquisitions, and scaling global sales operations. Prior to joining ZOOZ Power, Mr. Zimerman held executive roles at Massivit 3D (TASE: MSVT), where he served as a CEO since 2019 and VP of Sales & Marketing before that.

During his tenure at Massivit, Erez spearheaded the company’s turnaround, culminating in a successful IPO on the TASE and a capital raise of $52 million. He drove significant growth by expanding the product portfolio with over 50 patents, leading to the launch of six successful large-scale machines and substantial revenue increases from printer and consumable sales. Under his leadership, Massivit achieved double-digit revenue growth, deployed over 230 printers worldwide, and attracted top-tier clients, including Disney, Toyota and Volkswagen. Mr. Zimerman also secured a strategic co-branding agreement with SIKA. Additionally, Mr. Zimerman established international subsidiaries across multiple countries, while ensuring regulatory compliance and optimizing financial operations.

Before Massivit, Mr. Zimerman held different roles, pioneering in the 2D and 3D printing industry at Indigo / HP, Scitex Vision / HP, Objet Geometries / Stratasys, Matan / EFI. His diverse leadership positions included Electronics Team Leader, Product Marketing Manager, Asia Pacific Sales Manager, and VP Business Development, showcasing his versatility and strong execution.

Avi Cohen, ZOOZ Power’s Executive Chairman of the Board said: “We are excited to welcome Erez to ZOOZ Power, we are confident that his enthusiasm, extensive leadership experience, ability to secure fortune 500 companies as customers, and successful implementation of global sales strategies will be instrumental in leading ZOOZ Power as the company embarks on its next phase of growth and commercialization.”

About ZOOZ Power

ZOOZ Power is the leading provider of Flywheel-based power boosting and power management solutions enabling widespread deployment of ultra-fast multi ports charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ Power pioneers its unique Flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel-based technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ Power is publicly traded on NASDAQ and TASE under the ticker ZOOZ.

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This Press Release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy and future operations are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ Power’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by ZOOZ Power from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its Flywheel-based power boosting solution, and the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. ZOOZ Power’s management has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.